Exhibit 21.1

Subsidiaries of Aeglea BioTherapeutics, Inc.

Name of Subsidiary	Jurisdiction
Aeglea Development Company, Inc.	Delaware

AERase, Inc.	Delaware

AECase, Inc.	Delaware

AEMase, Inc.	Delaware

AE4ase, Inc.	Delaware

AE5ase, Inc.	Delaware

AE6ase, Inc.	Delaware

Aeglea Biotherapeutics UK Limited	England and Wales
Aeglea Ireland Limited	Ireland